Lufthansa

RECEIVED

2006 JUL 21 P 2:16

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Deutsche Lufthansa Aktiengesellschaft
50664 Köln

Ihre Zeichen Your Ref.	Unsere Zeichen / Datum Our Ref. / Date	Telefon / Telefax Telephone / Telefax
	CGN IR, nr 14 July 2006	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.





06015384

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
JUL 25 2006 E
THOMSON FINANCIAL

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Norbert Hein

dlw 7/24

Enclosures

Monthly Report 06/2006

- Investor Info
- Traffic Figures

Investor Info

Capacity utilisation in June 2006 compared with previous year


80
75
70
%
65
60
55
50
77.8
78
63.6
66.8
71.7
72.7
2005
2006
Passenger LF
Cargo LF
Group LF

4.8 million passengers, higher load factors
In June 2006 Lufthansa Passenger Airlines welcomed 4.8 million passengers (+2.6%) on board its aircraft. Given a 0.7 per cent reduction in available capacity, sales were down 0.5 per cent on the year, passenger load factor rose to 78 per cent.

In the Europe traffic region, the number of passengers grew to 3.7 million (+3.1%). Demand was up 5.4 per cent compared with a 3.9 per cent increase in available capacity, leading to a 68.9 per cent passenger load factor (+1.0 pp).

With passenger numbers up 5.9 per cent, the Asia/Pacific traffic region showed the highest growth rates. Here too, the increase in demand (+2.8%) was higher than the increase in supply (+2.2%). Capacity utilisation rose to 80.8 per cent (+0.5pp) as a consequence.

In the Americas traffic region, the passenger load factor improved by 0.6 percentage points to 85.4 per cent. A 6.5 per cent reduction in capacity led to a 5.8 per cent decline in sales.
In the Middle East/Africa traffic region, passenger numbers were down 2.6 per cent on the year. A slight increase in capacity of 1.0 per cent was not taken up by the market (-2.7%), and capacity utilisation was down by 2.6 per cent to 70.1 per cent accordingly.

In June Lufthansa Cargo transported around 149,000 tonnes (+2.2%) of freight and mail. Available capacity was scaled back by 1.4 per cent. Sales, in contrast, climbed by 3.5 per cent to 678 million tonne-kilometres and the cargo load factor increased by 3.2 percentage points to 66.8 per cent. Once again the highest growth rates at Lufthansa Cargo were reported in the Asia/Pacific traffic region, where cargo tonnage climbed by 9.1 per cent to around 39,000 tonnes with available capacity up by 7.5 per cent.

Year on year, the Group's overall load factor rose by one percentage point to 72.7 per cent.

New Lufthansa Supervisory Board member
Dr. Clemens Börsig, Supervisory Board Chairman of Deutsche Bank AG, was appointed to the Supervisory Board of Deutsche Lufthansa AG with effect from 1 July for an initial term that will run until Lufthansa's next AGM, which will be held on 18 April 2007 in Berlin. Dr. Börsig
takes over as a Supervisory Board member from Deutsche Bank AG CEO Dr. Josef Ackermann, who had served on the Lufthansa Supervisory Board since June 2003 and stepped down as of 30 June 2006.

Lufthansa Technik and ATA sign far-reaching maintenance agreement
Lufthansa Technik will be providing US low-cost carrier ATA Airlines with comprehensive support within the framework of a Total Component Maintenance (TCM) and a Total Engine Support (TES) agreement. The contract is for a ten-year term.

SWISS back on growth course
SWISS is increasing its long-haul fleet by two Airbus A330-200s that are to be taken into service at the end of 2006. The high level of capacity utilisation in the present long-haul network and the robust demand for daily services wherever possible supported this decision.

Lufthansa Cargo markets AirMadrid freight capacities
From 1 September Lufthansa Cargo will take over the marketing of the Spanish airline's cargo capacities and the freight handling throughout its entire route network. AirMadrid operates mainly on routes to and from South America. This cooperation arrangement enables Lufthansa Cargo to offer its customers in addition to the cargo flights extra frequencies and an even denser network of services to and from South America.

LSG SkyChefs and Cathay Pacific renew catering contract
The contract covers the provisioning of currently 25 passenger flights a week from the Frankfurt, Paris Charles de Gaulle, Rome and Johannesburg locations as well as cargo flights in Frankfurt, Anchorage and Manchester.By the end of 2006, the number of passenger flights is scheduled to increase to 32 per week.

The **next Investor Info** with the traffic figures for July 2006 will be published on 9 August 2006.

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Traffic Figures

Lufthansa Passenger Airlines*	**June 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	4,800	+ 2.6	25,468	+ 3.3
Available seat-kilometres (mio)	12,598	- 0.7	71,256	+ 1.5
Revenue pax-kilometres (mio)	9,826	- 0.5	52,701	+ 0.9
Passenger load factor (%)	78.0	+ 0.2P.	74.0	- 0.4P.
Number of Flights	55,365	+ 0.5	314,639	+ 2.3

Lufthansa Cargo AG	**June 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Cargo/mail in 1,000 tonnes	149	+ 2.2	853	+ 0.7
Available Cargo tonne-km (mio)	1,015	- 1.4	5,818	- 1.6
Revenue Cargo tonne-km (mio)	678	+ 3.5	3,910	+ 2.0
Cargo load-factor (%)	66.8	+ 3.2P.	67.2	+ 2.4P.
Number of Flights	2,148	- 14.6	12,076	- 18.0

Lufthansa Group	**June 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Available tonne-kilometres (mio)	2,295	- 0.2	12,961	+ 0.2
Revenue tonne-kilometres (mio)	1,668	+ 1.1	9,218	+ 1.4
Overall load factor (%)	72.7	+ 1.0P.	71.1	+ 0.8P.
Number of Flights	57,513	- 0.2	326,715	+ 1.4

Traffic regions

Europe (incl. Germany)	**June 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	3,748	+ 3.1	19,792	+ 4.3
Available seat-kilometers (mio)	3,906	+ 3.9	21,723	+ 6.2
Revenue pax-kilometers (mio)	2,691	+ 5.4	13,893	+ 7.0
Passenger load-factor (%)	68.9	+ 1.0P.	64.0	+ 0.5P.
Cargo/mail in 1,000 tonnes	62	+ 1.0	356	- 0.8

Available Cargo tonne-km (mio)	96	- 11.8	589	- 1.2
Revenue Cargo tonne-km (mio)	44	+ 0.1	254	- 0.6
Cargo load-factor (%)	45.8	+ 5.4P.	43.2	+ 0.3P.

America (North and South)	**June 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	565	- 3.3	2,789	- 3.3
Available seat-kilometers (mio)	4,605	- 6.5	24,770	- 4.2
Revenue pax-kilometers (mio)	3,935	- 5.8	19,800	- 4.7
Passenger load-factor (%)	85.4	+ 0.6P.	79.9	- 0.5P.
Cargo/mail in 1,000 tonnes	39	- 2.1	219	- 4.3
Available Cargo tonne-km (mio)	378	- 7.7	2,054	- 9.0
Revenue Cargo tonne-km (mio)	258	+ 0.1	1,450	- 3.2
Cargo load-factor (%)	68.2	+ 5.3P.	70.6	+ 4.3P.

Asia/Pacific	**June 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	331	+ 5.9	1,950	+ 4.6
Available seat-kilometers (mio)	3,175	+ 2.2	18,987	+ 4.2
Revenue pax-kilometers (mio)	2,564	+ 2.8	15,025	+ 4.5
Passenger load-factor (%)	80.8	+ 0.5P.	79.1	+ 0.2P.
Cargo/mail in 1,000 tonnes	39	+ 9.1	223	+ 8.7
Available Cargo tonne-km (mio)	464	+ 7.5	2,676	+ 3.7
Revenue Cargo tonne-km (mio)	329	+ 6.1	1,910	+ 6.4
Cargo load-factor (%)	70.9	- 0.9P.	71.4	+ 1.8P.

Middle East & Africa	**June 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	145	- 2.6	916	- 1.2
Available seat-kilometers (mio)	890	+ 1.0	5,722	+ 1.9
Revenue pax-kilometers (mio)	624	- 2.7	3,949	- 2.5
Passenger load-factor (%)	70.1	- 2.6P.	69.0	- 3.1P.
Cargo/mail in 1,000 tonnes	9	+ 1.9	55	+ 1.0
Available Cargo tonne-km (mio)	76	- 3.3	499	+ 4.0
Revenue Cargo tonne-km (mio)	47	+ 8.5	296	+ 3.7
Cargo load-factor (%)	62.0	+ 6.7P.	59.2	- 0.2P.

* Deutsche Lufthansa AG + Lufthansa Regional 11 July 2006

Deutsche Lufthansa AG - Investor Relations
Tel. +49 69 696-90997, Fax -90990
E-Mail: **investor.relations@dlh.de**
Internet: **www.lufthansa-financials.com**

11 July 2006

Last modified: Jul 11, 2006

Dr. Clemens Börsig joins Lufthansa Supervisory Board

04.07.2006

Deutsche Bank Supervisory Board Chairman succeeds Dr. Josef Ackermann

Dr. Clemens Börsig, Chairman of the Supervisory Board of Deutsche Bank AG, has been appointed by the Cologne district court to the Supervisory Board of Deutsche Lufthansa AG, effective 1 July 2006. His term on the Board is initially for the period up to the next Lufthansa Annual General Meeting, which is scheduled to take place in Berlin on 18 April 2007.

Dr. Börsig is taking over on the Lufthansa Supervisory Board from Dr. Josef Ackermann, Chairman of Deutsche Bank AG. Dr. Ackermann joined the Lufthansa Supervisory Board in July 2003 and reigned his seat with effect from 30 June 2006.

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com

Last modified: Jul 11, 2006

Lufthansa Technik signs far-reaching maintenance contracts with ATA Airlines

28.06.2006

Total Component Maintenance TCM and Total Engine Support TES® chosen
ATA Airlines signs far-reaching maintenance contracts with Lufthansa Technik
Contract covers Boeing 737 Classic & Next Generation as well as Boeing 757 fleet

ATA Airlines, one of the United States' leading low-cost carriers based in Indianapolis, Indiana, and Lufthansa Technik, the leading provider for maintenance, repair and overhaul (MRO) of airplanes, components and engines, signed two new contracts on Total Component Maintenance TCM and Total Engine Support TES®.

Over the next ten years Lufthansa Technik will serve a fleet of three Boeing 737-300, 25 Boeing 737-800, 20 Boeing 757-200/-300 and four L1011-500 via a Total Component Maintenance TCM product. Altogether more than 3,200 part numbers are serviced under the exclusive power-by-the-hour contract which also includes a sale and lease-back of ATA´s existing inventory to Lufthansa Technik.

An additional Total Engine Support TES® contract covers a complete service for the CFM International CFM56-7 engines of the 25 Boeing 737-800 airplanes. The engines will be exclusively served on power-by-the-hour terms over the next ten years. Lufthansa Technik will also provide access to spare engines when required by ATA.

"Operating two separate and extensive International networks on the east and west coasts of the US, we need a partner to back up our operations and to increase our efficiency at the same time. The experience and reputation of Lufthansa Technik will be an important factor to our success in a very competitive market," said John Kelly, Vice President, Engineering and Maintenance, ATA Airlines.

"We greatly appreciate the trust a reputable carrier like ATA Airlines is placing in our component and engine services to ensure a seamless operation," said Dr. Johannes Bussmann, Vice President Marketing & Sales of Lufthansa Technik. "Today, the Lufthansa Technik Group has become an even more important partner in technical services for North American airlines and we are proud to build on our local strength with more than 1,600 employees in the United States as well as on our global knowledge with more than 1,000 aircraft under Total Support contracts."

The range of services offered by Lufthansa Technik's Engine Services extends from the Total Engine Support TES® to custom repair and overhaul of engines, modules and individual parts; to engineering; to warranty servicing and repairs; to logistical and consulting services. The portfolio includes the CFM International CFM56 series, GE CF6-50/-80, GE CF34, PW4000 and IAE V2500. Lufthansa Technik is a designated warranty shop for a broad range of General Electric, CFMI, Pratt & Whitney, IAE engine types and operates the largest engine shop outside the United States of America.

In addition Lufthansa Technik now also offers its Airline Support Teams AST® service directly out of Tulsa, Oklahoma, whereby small, highly qualified teams are dispatched within hours to anywhere in the United States and Canada to perform on-site engine repairs. In case of an AOG (aircraft on ground) they immediately do borescope inspections to diagnose the problem and repair the damage on the spot.

With inquiries or for more information, contact:
Lufthansa Technik AG
Corporate Communications
www.lufthansa-technik.com

Last modified: Jul 11, 2006

Lufthansa Cargo takes over marketing of AirMadrid's cargo capacity

16.06.2006

Dr. Andreas Otto: "Cooperation is massively strengthening our presence in South America"

From 1 September, Lufthansa Cargo will be responsible for the marketing of cargo capacity and freight handling for AirMadrid across the Spanish carrier's entire network. Amongst other things, the cooperation will enable Lufthansa Cargo to offer its customers even denser network coverage on routes to and from South America.

AirMadrid flies from Barcelona to Buenos Aires (Argentina), Fortaleza (Brazil), Santiago de Chile (Chile), Bogota and Cartagena (Colombia) and Guayaquil (Ecuador), as well as from Madrid to Buenos Aires (Argentina), Santiago de Chile (Chile), Lima (Peru), Quito and Guayaquil (Ecuador), San Jose (Costa Rica), Panama City (Panama) and Bogota and Cartagena (Colombia). The airline also serves Toluca (Mexico) plus a number of destinations within Europe.

As part of the cooperation agreement, Lufthansa Cargo will open five new handling stations in Latin America.

"The collaboration with AirMadrid will massively strengthen our presence in the key markets in South America. We can now offer our customers regular point-to-point services to and from South America coupled with Lufthansa Cargo's proven quality and safety standards," commented Dr. Andreas Otto, member of the Lufthansa Cargo Executive Board responsible for Marketing and Sales.

Jose Luis Carrillo, Chairman of AirMadrid added: "During our search for a suitable cooperation partner, the decisive factors were reliability, professionalism, global position and well-founded market knowledge of a cargo carrier. Lufthansa Cargo is therefore the ideal partner to market our airfreight capacities."

The Spanish carrier AirMadrid was founded in 2003. Since May 2004 it has operated mainly on routes from Spain to South America. Additional feeder routes in Spain and to and from Paris, Milan, Rome and Bucharest round off the airline's current offering. In addition to five Airbus A330s, AirMadrid's fleet comprises an A340, an A310 and an A319. The fleet will be strength ened by the purchase of two A330s and an A319 by the end of this year. AirMadrid then plans to add São Paulo, Miami, Los Angeles and London to its route network and to raise frequencies on its existing routes to Buenos Aires, Rome and Paris.

Lufthansa Cargo AG
Corporate Communications
www.lufthansa-cargo.com

Last modified: Jul 11, 2006

 **Lufthansa** Investor Relations

Home > Share > Shareholders' structure

Shareholders' structure

62,7 per cent of equity in German hands

Lufthansa's share capital of Euro 1,172,275,200 is divided into 457.9 million registered non-par value shares. About 375,000 shareholders are recorded in Lufthansa's shareholders' register. Around 25,7 per cent of Lufthansa's share capital is held by private stock owners, about 74,3 per cent by institutional investors.

Pursuant to the Aviation Compliance Documenting Act, Lufthansa is obliged by law to publish an equity ownership structure with a breakdown by nationality every three months to provide the proof required by bilateral aviation agreements and EU directives that a majority of Lufthansa stock is in German or European hands.

German investors held 62.7 per cent of Lufthansa share capital at 30 June 2006. Second with 14.8 per cent were shareholders from the U.S.A. followed by investors from Great Britain with 10.1 per cent and Belgium with 5.0 per cent.

The requirements for continued exercise of air traffic rights are thus fulfilled.

Shareholder structure	
Free float	100.0 %
thereof AXA Group	5.9 %

Shareholder structure by nationality as at 30 June 2006	
Germany	62.7 %
USA	14.8 %
Great Britain	10.1 %
Belgium	5.0 %
France	2.4 %
Luxembourg	2.0 %
Other	3.0 %



Last modified: Jul 13, 2006

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

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